EXHIBIT 99.5

                             SIEBERT FINANCIAL CORP.
                          885 THIRD AVENUE, SUITE 1720
                            NEW YORK, NEW YORK 10022
                                  212 644-2400
                                     ------


                                                                July _____, 1998


To Our Shareholders:

         Siebert Financial Corp. is distributing to the holders of its outstanding Common Stock, at no cost, Rights to purchase additional shares of Common Stock in a Rights Offering. Shareholders will receive one (1) Right for each share of Common Stock held by them as of the close of business on _____________, July _____, 1998. Each whole right will entitle the holder thereof to a Subscription Privilege to purchase one share of Common Stock at $_____ per share.

         Enclosed herewith is a Subscription Certificate evidencing one (1) transferable Right for each share of Common Stock that you owned at the close of business on ____________, July _____, 1998. Your Rights may be exercised, transferred or sold as explained more fully in the accompanying Instructions. If you choose to exercise your Rights, you must submit payment in full of the Subscription Price and appropriate documentation to the Subscription Agent no later than 5:00 p.m., New York City time, on ___________, August _____, 1998.

         The enclosed Prospectus provides the details of the Rights Offering and important information concerning the Company and the Common Stock being offered. Please read it carefully.

         YOU ARE URGED TO ACT PROMPTLY. THE RIGHTS OFFERING AND THE RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON _____________, AUGUST _____, 1998.

                                          Very truly yours,



                                          MURIEL F. SIEBERT
                                          President and Chair